[Toreador Research & Trading LLC Letterhead]

Letter Agreement

February 11, 2008

To: Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Sirs:

You have engaged us to act as the sole investment advisor to the Toreador Large Cap Focus Fund (the "Fund") pursuant to a Management Agreement approved by the Board of Trustees on December 12, 2005 (the "Agreement").

Effective May 1, 2008 through August 31, 2009, we hereby agree to waive our management fee and/or reimburse expenses of the Fund, but only to the extent necessary to maintain the Fund's net annual operating expenses (excluding brokerage fees and commissions; borrowing costs, such as (a) interest and (b) dividend expenses on securities sold short; taxes; any indirect expenses, such as expenses incurred by other investment companies in which the Fund may invest; any 12b-1 fees and extraordinary expenses) at 1.50% of its average daily net assets. The offering expenses and each fee waiver and expense reimbursement is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver or expense was incurred, provided that the Fund is able to make the repayment without exceeding the 1.50% expense limitation.

Very truly yours,

Toreador Research & Trading LLC

By: Paul Blinn
Name: Paul Blinn
Title: Managing Director

<u>Acceptance</u>

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: Anthony J. Ghoston
Anthony J. Ghoston, President